

American (b. 1970)

Laura Owens

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27% Progress



The Painting

Owens has seen recent critical acclaim and market traction, with resurgent auction results overall within the last decade. This painting is affixed with lava rocks, a unique 3D quality that places it ...

Initial Offering Price	$444,000
Offering Circular	sec.gov
Deal Sheet	Download

Billionaire

Laura Owens

Bloomberg c

and Francois


NEWS
Billionair
Everyone

Fundamentals

Continual Museum Adoption: Since 2013, Owens has been added to the permanent collection of 10 major institutions, signaling a measure of potential longevity and prestige for her career.

Rising Sales Totals in 2024: Owens achieved $2.2 million in auction turnover in 2024, her third highest turnover total ever, indicating resurgent market interest.

Recent Top Records: In 2024, she added 3 new paintings to her top 10 auction prices, signaling ongoing upwards price pressure.

Recent Critical Acclaim: Owens's most recent exhibition this year has been described as a "tour-de-force" and one of "the season's buzziest shows," signaling a level of interest that may translate to market demand.

In-Demand Style: Our painting features Owens' signature Photoshop elements. With differences in period and scale, this motif is present in 5 of Owens's top 10 auction prices.

Unique Sculptural Elements: This painting is affixed with digitally-printed paper squares organized in a checkerboard pattern and brightly colored lava rocks, giving it a unique three-dimensional quality.

Important Period: This painting was made in 2016, the same year Owens was nominated for the prestigious Hugo Boss Prize.

Top records not included in set of similar sales to Live Offering (Masterworks 482).

See Important Disclosures at masterworks.com/cd.

Emerging

Artist Risk Classification


Mature
Speculative
Established
Emerging

Artist Risk Profile

This artist is Emerging based on scoring in Masterworks internal Artist Market Rating Profiles.

The Artist

Laura Owens (b. 1970, Euclid, OH) is a contemporary American artist known for her large-scale mixed media paintings that combine a variety of art historical references and painterly techniques. The artist consistently references a plethora of themes from cartoon characters to an Henri Matisse painting, her work is more concerned about making an interesting painting than fitting into a single niche.

Important Collectors and Museums



François Pinault
Businessman

Financials

Price Appreciation of Similar Works

9.7%



$1.2m
$1m
$800k
$600k
$400k
$200k
$0
2017
2018
2019
2020
2021
2022
2023
2024

Similar Sales

Painting	Year	Dimensions	Sale Date	Sale Price
Untitled	2016	36 × 30 in	4/29/2025	$444,000
Untitled	2016	36 × 28 in	3/13/2024	$315,000
Untitled	2009	70 × 50 in	10/13/2022	$492,663
Untitled	2016	36 × 28 in	3/2/2022	$420,030
Untitled	2009	68 × 45 in	7/1/2021	$378,125
Untitled	2012	70 × 60 in	6/29/2020	$560,000
Untitled	2019	69 × 60 in	5/16/2019	$1,104,000
"Untitled"	2006	34 × 34 in	3/6/2018	$79,964
"Untitled"	2013	69 × 60 in	11/16/2017	$288,000

SHOW LESS

LAURA OWENS

b. 1970, UNITED STATES



$444,000

INITIAL OFFERING

9.7%

ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]

24.4%

RECORD PRICE APPRECIATION[3]

Oil and acrylic on linen | 36 × 30 in.

Laura Owens is internationally celebrated for her large-scale paintings that oscillate between representation and abstraction, often humorously engaging with their surrounding environments and the role of gender in art history.

The Artwork is a prime example of Laura Owens' dynamic, digitally-inspired paintings. Laura Owens pixelates her image, a recurring technique in her work, which draws a parallel between Cubism and Photoshop in the computer age. Laura Owens creates her pixelated compositions by screenprinting Flashe vinyl paint directly onto a dyed linen support. She then photographs the background and begins her digital manipulation, which she finally realizes on the canvas through screenprinting, stencil, and collage techniques. Laura Owens makes subtle references to the everyday in her abstract compositions, often affixing objects to the surface of her canvases. In this case, she attaches lava rocks made for aquariums to the surface of her composition. The Artwork was created the same year Laura Owens was nominated for the prestigious Hugo Boss Prize. Laura Owens titles all of her paintings, "Untitled," leaving room for the viewer to come up with their own analysis or interpretation of her works. Laura Owens' use of Photoshop is a highly desirable technique in her work. Featuring differences in scale and period, it is noticeably present in five of her top ten auction records. The Artwork is a medium-scale, vertically-oriented abstract floral composition in a bright, multicolored palette in a dyed pink linen canvas. The style oscillates between a graphic, pixelated mechanically-produced image and loose gestural brushstrokes. Affixed to the surface of the composition are digitally-printed paper squares organized in a checkerboard pattern and brightly colored lava rocks, which give the work a third dimension. Auction records for artworks similar in scale, style, and period are led by Untitled (2019), which sold for $1,124,000 at Sotheby's New York on May 17, 2019, followed by Untitled (2012), which sold for $560,000 at Sotheby's New York on June 30, 2020, and Untitled (2009), which sold for $492,135 (£441,000) at Sotheby's London on October 14, 2022.

Laura Owens is represented worldwide by Sadie Coles and Matthew Mark Gallery. She has been the subject of numerous solo exhibitions at prestigious institutions such as the Secession in Vienna, Kunstmuseum Bonn, Bonnefanten Museum, Kunsthalle Zürich, Camden Arts Centre in London, Milwaukee Art Museum, Aspen Art Museum, the Isabella Stewart Gardner Museum in Boston, and Whitney Museum Of American Art in New York. In addition to her major, mid-career survey exhibition at the museum, which traveled to the Dallas Museum of Art and The Geffen Contemporary at the Museum of Contemporary Art in Los Angeles, Owens has been featured in two Whitney Biennials and is represented in their permanent collection. Her works are also held in the collections of the Museum of Modern Art in New York, Art Institute of Chicago, Museum of Contemporary Art in Los Angeles, and National Gallery in Washington D.C., among many others. The artist's current auction records are led by Untitled (2012) which sold for $1,755,000 at Sotheby's New York on November 16, 2017, Untitled (2016), which sold for $1,593,000 at Sotheby's New York on November 18, 2021, and Untitled (2019), which sold for $1,124,000 at Sotheby's New York on May 17, 2019.

THE ARTIST'S CURRENT AUCTION RECORDS ARE LED BY UNTITLED (2012) WHICH SOLD FOR $1,755,000 AT SOTHEBY'S NEW YORK ON NOVEMBER 16, 2017, UNTITLED (2016), WHICH SOLD FOR $1,593,000 AT SOTHEBY'S NEW YORK ON NOVEMBER 18, 2021, AND UNTITLED (2019), WHICH SOLD FOR $1,124,000 AT SOTHEBY'S NEW YORK ON MAY 17, 2019.

AUCTION RESULTS FOR SIMILAR WORKS [1,2]


1104000
560000
378125
420030
492663
288000
79964
315000
1/1/2018
1/1/2020
1/1/2022
1/1/2024

Laura Owens (b. 1970, Euclid, Ohio) is internationally celebrated for her large-scale paintings that oscillate between representation and abstraction, often humorously engaging with their surrounding environments and the role of gender in art history. Owens grew up outside of Cleveland in Norwalk, Ohio, and frequently visited the Cleveland Museum of Art for inspiration as a child. She earned her BFA from the Rhode Island School of Design in 1992 and her MFA from the California Institute of the Arts in 1994. She also attended the prestigious Skowhegan School of Painting and Sculpture in Maine that same year. Owens held her first solo exhibition in New York at Gavin Brown's Enterprise in 1997 and the following year, she held her first exhibition in London at Sadie Coles. In 2000, she was granted an artist residency at the Isabella Steward Gardner Museum in Boston. In 2003, the Museum of Contemporary Art in Los Angeles held a retrospective of her work, making Owens the youngest artist in the museum's history to be given a retrospective. From 2013 to 2019, the artist expanded her studio in Los Angeles into the exhibition space 356 Mission in collaboration with Gavin Brown and Wendy Yao. Owens imbues her paintings with a sense of humor, incorporating flat shadows of the gallery space, cartoon characters, and found objects onto her canvases. Her work has evolved from satirical allusions to male-dominated abstract trends in art to material explorations of digital manipulation and printing, silkscreen techniques, and mixed media. In 2021, Owens returned to her hometown to collaborate with local high schoolers on an exhibition at Transformer Station, the Cleveland Museum of Art's contemporary art museum. She was inducted into the American Academy of Arts and Letters in 2024. Her current exhibition at Matthew Marks Gallery, which marks her first New York exhibition in eight years, has received wide critical acclaim. Owens continues to live and work in Los Angeles, California.


LIFE WITHOUT WAR





IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Laura Owens with the following criteria: Works on canvas or linen created after 2000 that measure between 25 inches by 25 inches and 70 inches by 70 inches, excluding works on paper collage, multi canvas, works with figures, works with sparse composition. The data was sourced from the Masterworks public sale database based on publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Laura Owens have a record price compound annual growth rate ("CAGR") of 24.4% from November 17, 2000 to December 31, 2024. This calculation is based on (i) a record price of $7,500 on November 17, 2000, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $1,450,000, the most recent record price as of December 31, 2024, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

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